UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KRYSTAL BIOTECH, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

501147 102

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501147 102

(1)	Names of reporting persons Suma M. Krishnan
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.A.

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 1,951,462
	(6)	Shared voting power 112,162 (1)
	(7)	Sole dispositive power 1,951,462
	(8)	Shared dispositive power 112,162 (1)

(9)	Aggregate amount beneficially owned by each reporting person 2,063,624
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 11.9%(2)
(12)	Type of reporting person (see instructions) IN

(1)

Reflects 112,162 shares of Common Stock held by the Krishnan Family Trust. Ms. Krishnan and her spouse are each joint beneficial owners of the Krishnan Family Trust with joint voting and investment control.

(2)

The percentage calculation is based on 17,308,390 shares of Common Stock outstanding as of October 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

CUSIP No. 501147 102

Item 1(a).	Name of Issuer:

Krystal Biotech, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 Wharton Street, Suite 701

Pittsburgh, Pennsylvania 15203

Item 2(a).	Name of Person Filing

Suma M. Krishnan

Item 2(b).	Address of Principal Business Office or, if None, Residence

c/o Krystal Biotech, Inc.

2100 Wharton Street, Suite 701

Pittsburgh, Pennsylvania 15203

Item 2(c).	Citizenship

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

501147 102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 501147 102

Item 4.	Ownership

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii)	Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 501147 102

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Suma M. Krishnan
Suma M. Krishnan